

Mail Stop 7010

June 14, 2006

via U.S. mail and facsimile

George Colony
Chief Executive Officer
Forrester Research, Inc.
400 Technology Square

>   **RE: Forrester Research, Inc**
>   **Form 10- K for the Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **File No. 0-21433**

Dear Mr. Colony:

We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Revenue Recognition, page F-8

1. With reference to your licensing research revenue, tell us what consideration you have given to EITF 00-3 --Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. Address the appropriateness of your revenue recognition in light of

this guidance. Clarify whether your customers take possession of your software or if your software application resides on your or a third party's hardware, with your customer accessing and using the software on an as-needed basis over the Internet or via a dedicated line ("hosting").

2. With reference to paragraph 7 of EITF 00-3, tell us supplementally and revise your disclosures to clarify how you account for software development costs.

3. We note your statement, "In certain cases, where estimates of fair value cannot be made for events or advisory services, the amounts are recognized ratably and included in research services revenues." Please provide us with sufficiently detailed information so that we may fully understand the appropriateness of your revenue recognition policy for these certain cases. With reference to EITF 00-21, address the following:

    o   You indicate that "the amounts" are recognized ratably. Tell us supplementally and revise your disclosures to clarify what "the amounts" refer to. Does this relate to the entire contract value or the residual value(s) associated with the events and/or advisory services portion of the contract?
    o   Tell us supplementally and revise your disclosure to clarify whether the events and/or advisory services are delivered or undelivered units.
    o   Address whether recognizing amounts ratably could result in recognizing revenue prior to you hosting the event or performing the advisory services. If so, clarify why you believe this method of recognizing revenue is appropriate.

4. We note that advisory services are recognized during the period in which the services are performed. Clarify supplementally and revise your disclosures to clarify what you mean. We assume you are using an output-based approach such as a proportional performance model as contemplated under SAB 101. If not, tell us how you measure performance for the purpose of recognizing revenue and provide support for such measurement. Please note that it is generally our belief that a cost-to-cost approach to revenue recognition is not appropriate outside the scope of SOP 81-1 since it rarely gives a good estimate of proportional performance.

*   *   *   *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR.

Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief